SoPac Cellular Solutions Inc.
                           4438 Vesper Avenue, Suite 2
                             Sherman Oaks, CA 91403
                     Phone: (949)355-4559 Fax: (309)423-7471

VIA EDGAR

November 4, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re: SoPac Cellular Solutions Inc.
    Request to Withdraw Post-Effective Registration Statement on Form SB-2 (AW) SEC File Number 333-138217

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), SoPac Cellular Solutions Inc. (the " Registrant") hereby requests immediate withdrawal of its Post-Effective Registration Statement on Form SB-2 (File No. 333-138217), which was filed with the Securities and Exchange Commission (the "Commission") on November 22, 2006, along with any amendments and exhibits. No securities were sold pursuant to this Post-Effective Registration Statement on Form SB-2.

The  Registrant  believes  that  withdrawal of the  Post-Effective  Registration
Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant is withdrawing the Post-Effective Registration Statement as it was not necessary that it be filed since the additional information included was not material. Please note that the Post-Effective Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Post-Effective Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (949)355-4559, or the Company's counsel, Joseph I. Emas at (305) 531-1174.

Very truly yours,


By /s/ Ezra E. Ezra
  ---------------------------------------
  Ezra E. Ezra
  Chief Executive Officer